Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 (No. 333-266060 and No. 333-274575) and Form F-3 (No. 333-271549 and No. 333-272125) of our report dated March 15, 2022 with respect to our audit of the consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows of Belite Bio, Inc for the year ended December 31, 2021, which is included in its 2023 Annual Report on Form 20-F, filed with the Securities and Exchange Commission. We were dismissed as auditor on December 12, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Form 20-F for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

March 11, 2024